UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

FRESHWATER TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

000-53871
(Commission File No.)

Nevada	98-0508360
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

30 Denver Crescent, Suite 200, Toronto, Ontario, Canada M2J 1G8
(Address of principal executive offices)

(416) 490-0254
(Issuer's telephone number)

Approximate Date of Mailing: May 17, 2011

FRESHWATER TECHNOLOGIES, INC.

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about May 17, 2011 to the holders of shares of common stock, par value $0.001 per share, of Freshwater Technologies, Inc. (“we”, “us”, “our”), a Nevada corporation incorporated on December 10, 1999, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder.

NO VOTE OR OTHER ACTION IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

Upon the closing of the transactions (the “Closing”) contemplated by the purchase and sale agreement between Christopher J. Martinez and us dated April 25, 2011, as amended May 6, 2011, (the “Agreement”), pursuant to which Mr. Martinez will acquire 100,000,000 (post-consolidation) shares of our common stock and will become our controlling shareholder, our current directors and officers will resign from their positions and Mr. Martinez will be appointed in their place, as follows:

Resignations of:

Max Weissengruber – President, CEO and Director
Brian Robertson – CFO, Treasurer, VP Sales and Director
Douglas R. Robertson – Secretary and Director

Appointment:

Christopher J. Martinez – President, CEO, CFO, Secretary, Treasurer and sole Director

The new appointments will be effective on the later of (a) 10 days after the filing of this Information Statement with the Securities and Exchange Commission (“SEC”), and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, or (b) the date of the Closing.

Please read this Information Statement carefully. It contains certain biographical and other information concerning our executive officers and directors after the Closing. All of our filings and exhibits thereto may be inspected without charge at the public reference section of the SEC at 100 F Street NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

Proposed New Business

The following information was disclosed in our Form 10-Q for the period ended March 31, 2011, which was filed with the SEC on May 16, 2011:

On March 7, 2011, we entered into a letter of intent with Agent155 Media Corp. of New York, New York (“Agent155”) regarding the acquisition of Agent155 in a tax-free reorganization pursuant to Section 368 of the Internal Revenue Code. Agent155 offers models, performers, artists, athletes, musicians, filmmakers and agencies a multimedia content management solution, providing a collaborative forum for the creative world to network and develop. It provides talent agencies, agents, producers, directors, and recording companies a one-stop location to search and view the profiles and work of emerging talent. Through Agent155, we plan to produce films, music tours, commercials and various events using talent exclusively from Agent155.

On April 25, 2011, we entered into an agreement of purchase and sale with Christopher Martinez, the President and the owner of the assets and business of Agent155, to replace the letter of intent. Pursuant to this agreement, the structure of the transaction was amended such that we agreed to acquire certain assets of Agent155 directly from Mr. Martinez in exchange for 100,000,000 shares of our common stock and additional consideration. We amended this agreement on May 6, 2011 by agreeing to issue a total of 100,000,000 post-consolidation shares to Mr. Martinez, on the basis of 1,000 pre-consolidation shares being consolidated into 1 post-consolidation share. We will initially issue 125,000,000 pre-consolidation shares to Mr. Martinez (equivalent to 125,000 post-consolidation shares), and will subsequently issue a debt instrument to him that is convertible into 99,875,000 post-consolidation shares.

The following is a description of the other material terms and conditions of the amended agreement:

●	Mr. Martinez will pay approximately $63,000 of our accounts payable and accrued interest as described in the agreement, as well as the invoices of our legal, edgarizing and filing service providers;

●	we will obtain shareholder approval to change our name to “Agent155 Media Corp.”;

●	our officers and directors will resign and Mr. Martinez will appoint our new board of directors;

●	we will enter into consulting agreements with Brian Robertson, Max Weissengruber and Michael Borrelli on terms and conditions agreeable to the parties, acting reasonably and in good faith;

●	we will obtain shareholder approval for the transactions contemplated by the agreement, if required by applicable laws;

●
we will enter into an agreement of purchase and sale with Brian Robertson and Max Weissengruber pursuant to which we will sell the inventory and assets related to our water treatment business to Mr. Robertson and Mr. Weissengruber for the aggregate amount of $115,823;

●
we will enter into an agreement with or obtain approval from our creditors in all outstanding convertible notes that will allow us to carry out the transactions contemplated by the amended agreement; and

●	Mr. Martinez and us will each be reasonably satisfied with their respective due diligence investigation and review of the other.

The amended agreement may be terminated at any time prior to the closing date by mutual agreement of the parties, by either party in the event of a material breach of the agreement by the other party, or by either party if the transactions contemplated by the agreement have not been consummated prior to June 30, 2011.

Subsequent to the closing of the proposed acquisition, our business will focus on providing an affordable, high-quality online presence for the global artistic and athletic communities. We intend to stream and redistribute member content through media channels such as television, radio, film, Internet and print. Our mission will be to make this opportunity for exposure, collaboration and networking accessible to everyone, worldwide.

Following the closing of the acquisition, we anticipate that we will generate multiple revenue streams from the following:

●	our self-advertising platform, through which members will be able to set their own daily budget (similar to Google Adwords and Facebook);

●	Agent155 Films, through which we will acquire films from members and redistribute, produce and market those films;

●	the online sale of music by our musician members, from which we anticipate receiving 30% of the proceeds;

●	the sale and/or rental of members by their films online, from which we anticipate receiving 30% of the proceeds; and

●	the sale of artwork, paintings, sculptures, jewellery, etc. online by our artist members, from which we anticipate receiving 30% of the proceeds.

The completion of the transactions contemplated by the amended agreement of purchase and sale, including the closing of the acquisition of the assets of Mr. Martinez, is subject to continued due diligence by both Mr. Martinez and us.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS

Voting Securities

As of the date of this Information Statement, there were 254,988,730 shares of our common stock issued and outstanding on a fully diluted basis. Each shareholder is entitled to one vote for each share of common stock in his/her/its name on our books, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of the date of this Information Statement by: (i) each person (including any group) that owns more than 5% of any class of our voting securities; (ii) each of our directors and officers; and (iii) our directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Max Weissengruber 30 Denver Crescent Toronto, Ontario, Canada M2J 1G8	45,600,000	17.9%
D. Brian Robertson 49 South Street Orillia, Ontario, Canada L3V 3T2	45,500,000	17.8%
Douglas R. Robertson 225 Orenda Road Brampton, Ontario, Canada L6T 1E6	Nil	Nil%
Directors and Officers (3 – as a group)	91,100,000	37.5%
Claudio Sgarbi Via G.Leopardi NR50 Cesina, Italy	30,000,000	11.8%

(1)	Based on our 254,988,730 issued and outstanding shares as of May 17, 2011.

Changes in Control

Pursuant to the Agreement, we will issue 100,000,000 (post-consolidation) shares of our common stock to Christopher J. Martinez, which will represent 99.7% of our issued and outstanding shares. This will result in a change in our control.

Following closing of the transactions contemplated by the Agreement, our current directors and officers will resign from their positions and Christopher J. Martinez will be appointed as our President, CEO, CFO, Secretary, Treasurer and sole Director, effective upon the later of (a) 10 days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our shareholders, or (b) the date of the Closing.

We do not know of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in our control.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed directors and officers:

Name	Age	Position	Date First Elected or Appointed
Max Weissengruber (1)	72	President, CEO, Director	January 1, 2006
Brian Robertson (2)	68	CFO, Treasurer, VP Sales, Director	January 1, 2006
Douglas R. Robertson	72	Secretary, Director	January 1, 2006
Christopher J. Martinez	44	President, CEO, CFO, Treasurer, Secretary, Director	Closing of Transaction

(1)
Mr. Weissengruber was appointed as our President, CEO and a Director on January 1, 2006. Pursuant to the change in control, Mr. Weissengruber will resign as our President, CEO and a Director. He will continue on as a consultant.

(2)
Mr. Robertson was appointed as our CFO, Treasurer, VP Sales and a Director on January 1, 2006. Pursuant to the change in control, Mr. Robertson will resign as our CFO, Treasurer, VP, Sales and a Director. He will continue on as a consultant.

(3)	Mr. Robertson was appointed as our Secretary and a Director on January 1, 2006. Pursuant to the change in control, Mr. Robertson will resign as our Secretary and a Director.

(4)
Mr. Martinez will be appointed as our new President, CEO, CFO, Secretary, Treasurer and sole Director effective upon the later of (a) 10 days after the filing of this Information Statement with the SEC, and its mailing or delivery to all of our stockholders, or (b) the date of the Closing.

Max Weissengruber

Max Weissengruber has served as our President and a Director since January 1, 2006. Mr. Weissengruber served as Director and President of Ozolutions Inc., an OTCBB-listed company from April 2000 through January 2005 until his appointment as Director and President of International Development Corp., the renamed successor company to Ozolutions Inc. In April 2006, International Development Inc. changed its name to Global Wataire Corp. and Mr. Weissengruber became Director and Secretary, a position from which Mr. Weissengruber resigned in June 2006. In June, 2006, Mr. Weissengruber was appointed Director and President of Wataire Industries Inc., a publicly-traded company, a position from which he resigned in March 2009. Prior to that, Mr. Weissengruber was Manager of Consulting Services with KPMG, a worldwide professional firm. He also was Marketing Manager for Wilson Learning Corporation and a consultant in the sales and service area for General Motors and IBM. Before joining Ozolutions in 2000, he was Managing Partner of Acris Partners, a marketing and consulting firm specializing in employee surveys and marketing communications. Mr. Weissengruber has also lectured on business subjects at the University of Toronto and on Entrepreneurship in the Masters in Business Administration Program at the Canadian School of Management. Mr. Weissengruber currently spends approximately 30 hours per week providing services to us, which represents approximately 75% of his weekly working hours. He spends the remainder of his working hours working on various other business endeavors.

Brian Robertson

D. Brian Robertson has served as our Chief Financial Officer, Treasurer, Vice-President of Sales and a Director since January 1, 2006. Mr. Robertson is a chartered accountant registered with the institute of Chartered Accountants in Ontario and responsible for all finance related aspects of our company. He joined Touche Ross & Co., Chartered Accountants, and obtained his Chartered Accountant Degree in 1964 and supervised a number of audits including several major Canadian companies. From 1978 to 1979, he was General Manager of F.G, Bradley Co. Ltd., a large Canadian meat purveyor with approximately 500 employees. In 1982 he became an investment advisor for a Canadian investment dealer, Osler, Wills, Bickle Ltd. and in 1988 a Director of Continental Securities Limited. During the 1990’s, Mr. B. Robertson was self-employed as a business consultant to a number of different business enterprises. In 2000, he was instrumental in founding Ozolutions Inc., where he continued to act as a financial consultant and business advisor before becoming Chief Financial Officer of International Development Corp., the renamed successor company to Ozolutions Inc., from September 2004 to January 2006. International Development Corp. (now Global Earth Energy Inc.) is an OTCQB-listed company. Mr. B. Robertson currently spends approximately 35 hours per week providing services to us, which represents approximately 90% of his working hours. He spends the remainder of his working hours working on various other business endeavors.

Douglas R. Robertson

Douglas Robertson has served as our Secretary and a Director since January 1, 2006. Mr. D. Robertson served as Chief Financial Officer of Ozolutions Inc. from July 2003 to September 2004. He was also a Director of International Development Corp. from 2001 to 2006. He has been General Manager of MTL Trading of Toronto since May 2001. MTL Trading is engaged in the business of buying and selling meat and poultry products. From June 1997 to April 2001, Mr. D. Robertson was the President and sole shareholder of Robertson Foods of Toronto, a company engaged in exporting pork, beef and poultry products. Mr. D. Robertson currently spends approximately 4 hours per week providing services to us, which represents approximately 10% of his weekly working hours. He spends the remainder of his working hours working on various other business endeavors.

Christopher J. Martinez

Christopher J. Martinez is the founder, President and CEO of Agent155 Media Corp. and will become our President, CEO, CFO, Secretary, Treasurer and sole Director upon the Closing.  In 2002, he founded and created Blue Radius, now Agent155, an innovative digital media company. Since 2008, he has devoted his time to developing an enhanced version of Agent155, incorporating the latest technological advances and a broad understanding of the commercial applications of social media tools.

From 1986 to 1990, Mr. Martinez studied Business & Finance at Northeastern University, Boston. In the early 1990s, he was introduced into the brokerage business at Morgan Stanley Dean Witter, San Diego. From 1997, he pursued a position with Equiti Link, developing an investor’s website called OTCStockwatch.com. Deciding to combine his knowledge of the market with strong investor and public relations support for companies seeking investor and marketplace support, he created Mica Capital Partners in 1998 as a vehicle to support companies requiring investor and public relations support. He has assisted a number of companies to go public and to secure both equity and debt financing. He opened a Gallery 5+ 5 in San Diego where he saw the abundance of talented artists who were finding it difficult to display their art to buyers.

For the past 14 years, Mr. Martinez has combined his knowledge of and strong commitment to the creative community with his experience in the investment industry to create a unique forum for artists around the world to showcase their talents via a digital distribution system.

Family Relationships

There are no family relationships between any of our directors, executive officers and proposed directors or executive officers.

Involvement in Certain Legal Proceedings

Our directors and executive officers have not been involved in any of the following events during the past ten years:

1.	any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

2.	any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

4.
being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been subsequently reversed, suspended, or vacated;

5.
being the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of: (i) any federal or state securities or commodities law or regulation; or (ii) any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or (iii) any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

6.
being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended December 31, 2010. All proceedings of our board of directors were conducted by resolutions consented to in writing by the board of directors entitled to vote on that resolution. Such resolutions are, according to the Nevada Revised Statutes and our By-laws, as valid and effective as if they had been passed at a meeting of our board of directors duly called and held.

We currently do not have nominating, compensation or audit committees or committees performing similar functions nor do we have a written nominating, compensation or audit committee charter. Our board of directors does not believe that it is necessary to have such committees because it believes that the functions of such committees can be adequately performed by the board of directors.

Our board of directors has determined that we do not have a board member that qualifies as an audit committee financial expert. We believe that our board of directors is capable of analyzing and evaluating our financial statements and understanding internal controls and procedures for financial reporting.

We do not have any defined policy or procedural requirements for shareholders to submit recommendations or nominations for directors. The board of directors believes that, given the stage of our development, a specific nominating policy would be premature and of little assistance until our business operations develop to a more advanced level. We do not currently have any specific or minimum criteria for the election of nominees to our board of directors and we do not have any specific process or procedure for evaluating such nominees. Our board of directors will assess all candidates, whether submitted by management or shareholders, and make recommendations for election or appointment.

A shareholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our President at the address appearing on the first page of this Information Statement.

Director Independence

Under NASDAQ Rule 5605(a)(2), a director is not considered to be independent if he or she is also an executive officer or employee or accepted any compensation in excess of $120,000 during any period of 12 consecutive months within the three years preceding the determination of independence.

None of our directors or proposed directors are or will be independent as that term is defined by NASDAQ Rule 5605(a)(2).

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than as listed below, we have not been a party to any transaction, proposed transaction, or series of transactions in which the amount involved exceeds $120,000, and in which, to our knowledge, any of our directors, officers, 5% beneficial security holders, or any member of the immediate family of the foregoing persons has had or will have a direct or indirect material interest.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, executive officers and persons who own more than ten percent (10%) of our common stock to file reports regarding ownership of, and transactions in, our securities with the SEC and to provide us with copies of those filings. Based soley on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that as of the date of this Information Statement our directors, executive officers and ten percent (10%) stockholders had complied with all applicable filing requirements.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

None of our executive officers has received an annual salary and bonus that exceeded $100,000 during our two most recently completed fiscal years. The following table shows the compensation received by our executive officers for the period indicated:

Summary Compensation

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non- Equity Incentive Plan Compensa- tion ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensa- tion ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Max Weissengruber President and CEO (1)	2009 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$36,000(4) $36,000(4)	$36,000 $36,000
D. Brian Robertson Treasurer and CFO (2)	2009 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	$36,000(5) $36,000(5)	$36,000 $36,000
Douglas R. Robertson Secretary (3)	2009 2010	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil

(1)	Max Weissengruber was appointed as our President and CEO on January 1, 2006.

(2)	D. Brian Robertson was appointed as our CFO and Treasurer on January 1, 2006.

(3)	Douglas R. Robertson was appointed as our Secretary on January 1, 2006.

(4)	This amount represents consulting fees paid to Max Weissengruber pursuant to a consulting agreement.

(5)	This amount represents consulting fees paid to D. Brian Robertson pursuant to a consulting agreement.

Stock Options and Stock Appreciation Rights

During our fiscal years ended December 31, 2010 and December 31, 2009, we did not grant any stock options or stock appreciation rights to any of our directors or executive officers. Pursuant to Item 402(a)(5) of Regulation S-K we have omitted the Outstanding Equity Awards at Fiscal Year-End table since no compensation was awarded to, earned by, or paid to these individuals.

Compensation of Directors

We reimburse our directors for expenses incurred in connection with attending board meetings. As of the date of this information statement, we have not paid any other director’s fees or other cash compensation for services rendered to our directors.

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive options to purchase shares of our common stock as awarded by our board of directors or (as to future stock options) a compensation committee which may be established. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of our board of directors. Our board of directors may award special remuneration to any director undertaking any special services on our behalf other than services ordinarily required of a director. No director received and/or accrued any compensation for their services as a director, including committee participation and/or special assignments.

Employment Contracts and Termination of Employment and Change in Control Arrangements

Other than our contracts with Mr. Weissengruber and Mr. B. Robertson set out below, we have not entered into any employment agreement or consulting agreements with our directors and executive officers. There are no arrangements or plans in which we provide pension, retirement or similar benefits for directors or executive officers. Our directors and executive officers may receive stock options at the discretion of our board of directors in the future. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or executive officers, except that stock options may be granted at the discretion of our board of directors.

On January 1, 2006, we entered into a consulting contract with Max Weissengruber, whereby Mr. Weissengruber agreed to provide services as our President for a 12-month term expiring January 1, 2007 in consideration for the payment by us of $5,000 per month from January 1, 2006 to May 31, 2006 and $3,000 per month from June 1, 2006 to December 31, 2006. The agreement is reviewed annually by our board of directors and has been extended to January 1, 2012 at $3,000 per month. We have the right to terminate Mr. Weissengruber’s consulting contract at any time with payment, in either cash or stock, of the remaining amount for the year plus any accrued expenses owing at the termination date. Mr. Weissengruber is required to provide us with two months notice prior to termination.

On January 1, 2006, we also entered into a consulting contract with D. Brian Robertson, whereby Mr. Robertson agreed to provide services as our Treasurer and Chief Financial Officer for a 12-month term expiring upon January 1, 2007 in consideration for the payment by us of $5,000 per month from January 1, 2006 to May 31, 2006 and $3,000 per month from June 1, 2006 to December 31, 2006. The agreement is reviewed annually by our board of directors and has been extended to January 1, 2012 at $3,000 per month. We have the right to terminate Mr. Robertson’s consulting contract at any time with payment, in either cash or stock, of the remaining amount for the year plus any accrued expenses owing at the termination date. Mr. Robertson is required to provide us with two months notice prior to termination.

Dated: May 17, 2011

By Order of the Board of Directors

FRESHWATER TECHNOLOGIES, INC.

/s/ Max Weissengruber
Max Weissengruber,
President and CEO